EXHIBIT (a)(5)(A)
January 30, 2008

                                           ,
Dear                     ,
As you are aware, we have recently announced our plans to acquire VistaCare and merge our two organizations together. We appreciate your contribution and continued support of the VistaCare employees, patients and families. Following the close of this transaction we look forward to working with you in your leadership role.
To address potential concerns that you may have regarding the stay bonus promised to you by VistaCare please be advised that we will honor the terms of the stay bonus letter you received from VistaCare. As provided in the stay bonus letter, you will be paid a total of $                     in accordance with the terms of the letter. You will be paid $                     at the time of the Change in Control, $                     six months after the Change in Control and $                     at the first anniversary of the Change in Control.
Finally, please remember that this information is all conditional upon the completion of the transaction which remains subject to regulatory approval. As we work to obtain regulatory approval and satisfy other conditions to combine our two companies, we will continue to operate as independent, stand-alone organizations.
Please acknowledge receipt of this letter by signing below and returning to the People Department.

Sincerely,

[Name]

Brenda A. Belger

Sr. Vice President, Human Resources	Date

717 N. Harwood St. Suite 1500
Dallas, TX 75201
Phone: (214) 922-9711
Facsimile: (214) 922-9752